SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Tele Centro Oeste Celular
Participações S.A. and
Subsidiaries

Interim Financial Statements
for the Quarter and Nine-month Period
Ended September 30, 2003
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.
Brasília - DF

  We have made a special review of the accompanying interim financial statements of Tele Centro Oeste Celular Participações S.A. (the “Company”) and subsidiaries, consisting of the individual and consolidated balance sheets as of September 30, 2003, and the related statements of operations for the quarter and nine-month period then ended, the performance report and relevant information, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

  We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

  Based on our special review, we are not aware of any material modification that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

  The individual and consolidated balance sheets as of June 30, 2003, presented for comparative purposes, were reviewed by us, and our report thereon, dated July 18, 2003, was unqualified. The individual and consolidated statements of operations for the quarter and nine-month period ended September 30, 2002, presented for comparative purposes, were reviewed by other independent auditors whose report thereon, dated November 6, 2002, was unqualified.

  The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 21, 2003

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Centro Oeste Celular Participações S.A. (“Company” or “TCO”) is a publicly-traded company, which as of September 30, 2003 is owned by Telesp Celular Participações S.A. (“TCP”) (61.10% of voting capital and 20.37% of total capital), which in turn is controlled by Brasilcel N.V. (“Brasilcel”). Brasilcel is controlled by Telefónica Móviles, S.A. (50.000% of total capital), PT Móveis - Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

On April 10, 2003, the National Telecommunications Agency (ANATEL) approved the transfer of the equity interest held by BID S.A. in TCO.

On April 25, 2003, TCO was informed by its controlling shareholder of the conclusion of the transfer of the Company’s equity interest to TCP, under the Preliminary Contract for Purchase and Sale of Shares and the Contract for Purchase and Sale of Shares. As of that date, the operation was settled and the aforementioned shares representing TCO’s controlling interest were transferred to TCP.

The Company is the controlling company of Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”) and Teleacre Celular S.A. (“Teleacre”), which provide, through authorizations or concessions, wireless communications services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, respectively, and owns 100% of Norte Brasil Telecom S.A. (“NBT”) which provides, through authorizations or concessions, wireless communications services in the States of Amazonas, Roraima, Amapá, Pará and Maranhão, including related services. The Company also owns TCO IP S.A. (“TCO IP”), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the subsidiaries, including related services, are regulated by ANATEL, as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On February 3, 2003, ANATEL, TCO and its subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the official government newspaper on February 5, 2003.

Authorizations granted to TCO and to Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT are valid for the remaining periods of the concessions previously granted and currently replaced, to July 24, 2006, October 29, 2008, March 30, 2009, September 28, 2009, July 21, 2009, July 15, 2009 and November 29, 2013, respectively, and may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, in accordance with SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices as defined by corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries as of September 30, 2003.

The financial statements as of June 30, 2003 and September 30, 2002 have been reclassified, where applicable, for comparison purposes.

In consolidation, all intercompany balances and transactions have been eliminated.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of the interim financial statements as of September 30, 2003 are basically those described in the annual financial statements as of December 31, 2002.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Cash and banks	3,248	26,701	9,781	53,254
Temporary cash investments	142,885	18,571	986,038	669,685

Total	146,133	45,272	995,819	722,939

Temporary cash investments refer principally to fixed-income bank deposit certificates (CDBs), indexed to interbank deposit (CDI) rates.

5. SECURITIES

			Company		Consolidated
Debentures	Annual interest rate	Maturity	09.30.03	06.30.03	09.30.03	06.30.03

FIXCEL	CDI plus 2%	August 8, 2003	-	147,054	-	223,522

Total			-	147,054	-	223,522

The Company, directly and through its subsidiaries, acquired debentures issued by FIXCEL S.A. in the amount of R$660,000, of which R$470,000 was on July 2, 2002 and R$190,000 on August 13, 2002, with maturities on June 27, 2003 and August 8, 2003, respectively, the liquidation dates.

6. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Unbilled amounts	21,655	16,237	73,169	51,490
Billed amounts	42,849	42,836	150,559	132,688
Interconnection	27,925	19,199	118,462	71,884
Products sold	11,018	10,503	59,465	55,401
Allowance for doubtful accounts	(7,268)	(6,431)	(34,423)	(32,648)

Total	96,179	82,344	367,232	278,815

Changes in the allowance for doubtful accounts are as follows:

	Company		Consolidated

	2003	2002	2003	2002

Beginning balance	4,734	9,118	26,595	40,781
Addition to allowance for Q1	2,021	2,216	9,510	10,402
Write-offs (Q1)	(1,583)	(2,217)	(7,763)	(12,077)

Balance as of March 31	5,172	9,117	28,342	39,106

Addition to allowance for Q2	3,139	3,253	14,948	10,701
Write-offs (Q2)	(1,880)	(1,888)	(10,642)	(9,425)

Balance as of June 30	6,431	10,482	32,648	40,382

Addition to (reversal of) allowance for Q3	3,247	(1,459)	13,888	3,702
Write-offs (Q3)	(2,410)	(4,495)	(12,113)	(18,669)

Balances as of September 30	7,268	4,528	34,423	25,415

7. INVENTORIES

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Digital handsets	5,671	4,916	37,843	26,459
Other	2,822	2,842	9,570	10,332
Allowance for obsolescence	(376)	(376)	(1,329)	(1,329)

Total	8,117	7,382	46,084	35,462

8. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Recoverable income and social contribution
taxes	1,388	390	2,182	710
Withholding income tax	5,352	8,065	20,121	23,478
Recoverable ICMS (State VAT)	10,027	9,337	46,364	47,275
Recoverable PIS and COFINS (taxes on revenue) and other	99	70	187	147

Recoverable taxes	16,866	17,862	68,854	71,610
Deferred income and social contribution taxes	36,213	35,710	74,509	72,755

Total	53,079	53,572	143,363	144,365

Current	45,908	44,682	111,592	115,313
Noncurrent	7,171	8,890	31,771	29,052

Deferred income and social contribution tax credits are comprised of:

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Merged tax credit (corporate restructuring)
	7,949	9,539	27,429	32,915
Tax loss carryforwards	-	-	-	10
Temporary differences - reserves and allowances:
Contingencies	23,396	22,304	23,999	22,872
Doubtful accounts	2,471	2,186	11,704	11,077
Other	2,397	1,681	11,377	5,881

Total	36,213	35,710	74,509	72,755

Current	34,624	32,530	68,664	61,784
Noncurrent	1,589	3,180	5,845	10,971

Deferred tax credits have been recognized based on the assumption of future realization, as follows:

a)	Tax loss carryforwards of the subsidiary NBT were offset up to a limit of 30% per year of taxable income.

b)

The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 30); it is realized as the goodwill is amortized through December 31, 2004.

c)	Temporary differences are realized upon payment of the accruals and effective losses on bad debts.

Realization of the tax credits is estimated as follows:

Year	Consolidated

2003	21,745
2004	31,321
2005	21,443

Total	74,509

9. PREPAID EXPENSES

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Financial charges	513	556	1,132	1,228
ICMS (State VAT) on sales of prepaid cards	385	409	2,290	2,325
Insurance premiums	311	171	858	484
Other	484	276	2,720	1,147

Total	1,693	1,412	7,000	5,184

10. OTHER ASSETS

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Advances to employees and other	2,531	2,004	4,829	4,348
Auxiliary materials	920	879	75	379
Tax incentives	-	1,302	-	3,912
Swap credits	415	656	836	1,416
Advances for purchase of shares	43,330	42,242	43,330	42,242
Escrow deposits	12,263	12,199	12,730	12,548
Other	755	766	5,679	3,754

Total	60,214	60,048	67,479	68,599

Current	4,264	3,798	10,701	8,789
Noncurrent	55,950	56,250	56,778	59,810

Company management elected to write off amounts related to investments in FINAM/FINOR quotas, made by its subsidiaries, except NBT, in their respective 1998 income tax returns, because investment certificates have not been issued by the financial institutions to date and the market value of the quotas is immaterial.

11. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telegoiás	98.61	96.34	97.14
Telemat	99.51	96.27	97.83
Telems	99.63	97.64	98.54
Teleron	98.26	96.64	97.23
Teleacre	99.96	96.61	98.35
NBT	100.00	100.00	100.00
TCO IP	99.99	100.00	99.99

b) Number of shares held

Investee	Common	Preferred	Total

Telegoiás	2,281	4,146	6,427
Telemat	329	345	674
Telems	542	650	1,192
Teleron	247	438	685
Teleacre	999	891	1,890
NBT	24,001	47,999	72,000
TCO IP	499	500	999

c) Information on subsidiaries

Investee	Shareholders’ equity 09.30.03	Net income (loss) - YTD

Telegoiás	489,234	105,465
Telemat	281,999	61,821
Telems	220,177	44,443
Teleron	69,713	17,216
Teleacre	37,186	8,468
NBT	209,674	31,721
TCO IP	(3,451)	(3,771)

d) Components and changes

Investments of TCO are comprised of interests in the capital of Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Investments in subsidiaries	1,237,359	1,144,667	-	-
Goodwill paid on investment acquisitions, net	51,539	51,929	4,787	5,177
Advance for future capital increase	510	510	-	-
Reserve for investment losses	(4,961)	(3,884)	-	-
Other investments	22	22	191	191

Investment balance	1,284,469	1,193,244	4,978	5,368

Changes in investment balances are as follows:

	Quarters ended

	09.30.03	06.30.03

Beginning balance - investments, net of reserve for loss	1,193,244	1,138,739
Equity pick-up	92,602	92,437
Interest on capital	-	(37,558)
Goodwill paid on investment acquisitions	6	8
Reserve for investment losses	(1,077)	(1,722)
Investment in subsidiaries	84	1,243
Interest on capital and expired dividends (subsidiary)	-	487
Amortization of goodwill	(390)	(390)

Ending balance - investments, net of reserve for loss	1,284,469	1,193,244

Goodwill in the amount of R$4,787 (R$5,177 as of June 30, 2003) refers to:

• NBT

a)	Acquisition of the 45% equity interest in NBT from Inepar S.A. (“Inepar”) in May 1999, capital increase in June 2000 by the Company.

b)	Negative goodwill on purchase of the 1.67% equity interest in NBT from Inepar in September 2003 in the amount of R$2,282.

c)	Amortization in the third quarter of 2003 in the amount of R$390.

• Telegoiás

Acquisition of Telegoiás shares in the market in November 2001.

The goodwill related to NBT and Telegoiás is being amortized over ten and five years, respectively.

12. PROPERTY, PLANT AND EQUIPMENT

		Company

		09.30.03			06.30.03
	Annual
	depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	283,484	(202,053)	81,431	87,977
Switching equipment	10	85,743	(33,317)	52,426	55,632
Infrastructure	5 to 10	70,197	(40,351)	29,846	29,814
Land	-	2,185	-	2,185	2,185
Software use rights	20	42,419	(21,131)	21,288	23,058
Buildings	4	11,858	(5,723)	6,135	6,207
Terminals	50	15,465	(14,051)	1,414	1,570
Other assets	5 to 20	27,873	(12,772)	15,101	15,332
Assets and construction in progress
	-	16,045	-	16,045	4,733

Total		555,269	(329,398)	225,871	226,508

		Consolidated

		09.30.03			06.30.03
	Annual
	depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	808,995	(473,222)	335,773	348,707
Switching equipment	10	270,732	(94,784)	175,948	179,831
Infrastructure	5 to 10	175,349	(68,121)	107,228	108,393
Land	-	7,871	-	7,871	7,822
Software use rights	20	118,122	(49,627)	68,495	71,894
Buildings	4	27,829	(7,844)	19,985	19,566
Terminals	50	26,802	(21,163)	5,639	5,815
Concession licenses	6.90	60,550	(16,414)	44,136	48,009
Other assets	5 to 20	59,869	(25,700)	34,169	34,300
Assets and construction in progress
	-	58,009	-	58,009	44,276

Total		1,614,128	(756,875)	857,253	868,613

Management is conducting studies to evaluate the useful lives of the property items. Possible effects resulting from these studies that may change the useful lives of the assets will be recognized in the yearend financial statements for 2003.

Starting in December 2002, the useful life of terminals was reduced to two years, in order to better reflect the state of operations. The effect of this reduction from January to September 2003 represented an increase of R$2,940 in depreciation expense.

13. DEFERRED CHARGES

	Consolidated

	Annual amortization rate -%	09.30.03	06.30.03

Preoperating costs:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	28,060	28,060

		44,761	44,761
Accumulated amortization		(16,647)	(15,512)

Total, net		28,114	29,249

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Suppliers	36,311	31,294	124,167	100,905
Interconnection	8,837	7,278	36,816	27,907
Amounts to be repassed - SMP	15,301	-	67,540	-
Profit sharing program - employees	2,197	1,029	4,031	1,939
Other	1,075	1,881	2,090	3,416

Total	63,721	41,482	234,644	134,167

Current	63,049	40,810	233,972	133,229
Long-term	672	672	672	938

15. TAXES PAYABLE

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

State VAT (ICMS)	15,593	13,449	67,594	63,631
Income and social contribution taxes	3,514	1,980	16,620	8,066
Taxes on revenue (PIS and COFINS)	2,622	2,953	8,459	9,432
FISTEL fees	8,391	5,189	36,622	22,545
FUST and FUNTTEL	265	331	1,003	1,149
Other	765	867	2,258	2,262

Total	31,150	24,769	132,556	107,085

Current	31,150	24,769	124,799	100,667
Long-term	-	-	7,757	6,418

The long-term portion refers to the benefit under the “Programa Teleproduzir”, an agreement made with the Goiás State Government for deferral of ICMS payments, entered into on October 16, 2001. This amount will be paid in 84 monthly instalments, with a grace period of 12 months from the date of utilization, estimated for October 2004.

16. LOANS AND FINANCING

a) Composition of debt

			Company		Consolidated
Description	Currency	Annual charges	09.30.03	06.30.03	09.30.03	06.30.03

BNDES	R$	TJLP + 3.5% to 4%	12,823	13,908	181,678	191,282
Other	R$	Column 20-FGV	-	-	1,941	2,036
Finimp	US$	Libor + 2% to 7%	14,694	38,308	44,111	120,700
Resolution No. 2,770	US$	US$ + average interest of 7.41%	307	22,873	2,623	31,297
Export Development Corporation - EDC	US$	Libor (6 months) + 3.90% to 5.00%	69,456	88,858	151,631	145,250
BNDES - basket of currencies	UMBNDES	Basket of currencies variation + UMBNDES + 3.5%	-	-	17,132	17,522
Interest			2,573	6,059	5,497	11,007
Total			99,853	170,006	404,613	519,094
Current			44,338	101,387	153,745	262,670
Long-term			55,515	68,619	250,868	256,424

TJLP - Brazilian long-term interest rate

Column 20-FGV (index - Getúlio Vargas Foundation)

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

Year	Company	Consolidated

2004	10,931	33,823
2005	24,215	90,560
2006	20,369	83,231
2007	-	39,663
2008	-	3,591

Total	55,515	250,868

c) Restrictive clause

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation (EDC), the balances of which at September 30, 2003 were R$198,810 and R$151,631, respectively. As of that date, various loan covenants were complied with by the Company.

d) Hedges

As of September 30, 2003, the Company and its subsidiaries have exchange contracts in the amount of US$76,658,000 to totally hedge against exchange rate fluctuations on foreign currency obligations. As of September 30, 2003, the Company and its subsidiaries recognized a net unrealized loss of R$13,940 (net loss of R$14,445 as of June 30, 2003) on these hedges, represented by a balance of R$836 (R$1,416 as of June 30, 2003) in assets, of which R$121 (R$318 as of June 30, 2003) in current and R$715 (R$1,098 as of June 30, 2003) in noncurrent, and a balance of R$14,776 (R$15,861 as of June 30, 2003) in liabilities, of which R$10,252 (R$12,233 as of June 30, 2003) in current and R$4,524 (R$3,628 as of June 30, 2003) in long-term.2003) in liabilities, of which R$10,252 (R$12,233 as of June 30, 2003) in current and R$4,524 (R$3,628 as of June 30, 2003) in long-term.

e) Guarantees

Banks	Guarantees

BNDES - TCO operators	15% of receivables and pledged CDBs equivalent to the amount of next installment payable.
BNDES - NBT	100% of receivables and pledged CDBs equivalent to the amount of next installment payable during the first year and CDBs equivalent to two installments payable in the remaining period.
EDC	TCO’s and other subsidiaries’ guarantees.
Other loans and financing	TCO’s guarantee.

17. OTHER LIABILITIES

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Services to be provided - prepaid	1,539	1,635	8,411	8,625
Accrual for customer loyalty program (a)	340	340	870	870
Customers	3,670	3,044	9,731	7,913

Total	5,549	5,019	19,012	17,408

(a)

On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Labor (c)	29	9	245	210
Civil (c)	237	5	1,785	1,465
Tax (b)	10,134	9,525	10,144	9,535
Other (a)	92,194	89,844	92,194	89,844

Total	102,594	99,383	104,368	101,054

(a)

This corresponds to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS, that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of Company management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

Management believes that there was an error in the allocation of the loans upon the spin-off, suspended the payments after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus 6% annual interest.

In June 1999, the Company filed a lawsuit with a declaration claiming that all assets related to these loans are owned by it, as well as the accessory items of these assets, and also claiming for indemnities for the installments paid.

In November 1999, management decided to transfer to the holding company the liability arising from the loan originally payable to TELEBRÁS, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision dismissed the Company’s claims in the declaratory action; however, on October 8, 2001, the Company filed an appeal, which has not yet been judged.

The opinion of the Company’s legal counsel regarding the chances of an unfavorable outcome on these contingencies is that they are probable as to the merit of the claim and possible as to the restatement index. The difference in contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$35,205 (R$34,600 as of June 30, 2003).

(b) Tax

The principal tax contingencies of the subsidiaries are described below:

1) ICMS (State VAT)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian States approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years prior to the aforementioned date.

Management believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority, (b) their interpretation would subject certain services to taxation which are not considered telecommunication services, and (c) new taxes may not be applied retroactively. Accordingly, the operating companies did not accrue ICMS on cellular activations prior to June 1998 and also believe that in the period prior to 1998, the liability for any taxes is the responsibility of the spun-off company which originated the cellular companies controlled by the Company.

After June 1998, the companies controlled by the Company started to accrue ICMS on cellular activation fees; however, based on the opinion of legal counsel, the companies reversed the accrual in the amount of R$4,925 as of June 30, 2003.

2) PIS and COFINS

The Company is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have not been accrued while the effect of the expansion of the PIS and COFINS calculation basis has been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of September 30, 2003 was R$10,134 (R$9,525 as of June 30, 2003).

(c) Labor and civil

Include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$2,030 as of September 30, 2003 (R$1,675 as of June 30, 2003) to cover any loss that might result.

Additionally, the Company is a party to several other civil and labor lawsuits totaling approximately R$5,570, for which no reserve for contingencies was recognized, based on legal counsel’s opinion.

19. LEASES (CONSOLIDATED)

For the first nine months of 2003, the subsidiaries had expenses under lease agreements totaling R$3,114. The outstanding obligations under such agreements, adjusted for exchange rates prevailing at September 30, 2003, are R$5,256. This amount will be paid in monthly, bimonthly and quarterly installments through June 2005, as established in the related agreements.

20. SHAREHOLDERS’ EQUITY

a) Capital

On April 29, 2003, pursuant to article 199 of Brazilian corporate law, the Company increased its capital by R$36,049, without issuance of new shares, through capitalization of part of the profit reserve exceeding capital as of December 31, 2002.

As of September 30, 2003, capital is represented by shares without par value, as follows:

Thousands of shares
Common shares	126,433,338
Preferred shares	252,766,698

Total	379,200,036

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the by-laws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the related tax benefit is effectively realized.

d) Treasury shares

Shares held in treasury as of September 30 and June 30, 2003 totaled 5,791,394,000 common shares; in 2003, no common or preferred treasury shares have been purchased.

21. NET OPERATING REVENUE

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Monthly subscription charges	36,709	31,764	108,527	82,737
Use of network	199,712	169,061	803,773	628,144
Roaming charges	4,542	5,959	12,109	14,868
Additional call charges	6,303	5,653	18,585	17,414
Interconnection	143,718	131,514	578,962	476,666
Additional services	6,515	3,965	20,428	9,695
Sale of products	47,561	46,893	233,606	181,854
Revenue from Internet	-	-	619	876
Other services	586	207	3,062	209
Gross operating revenue	445,646	395,016	1,779,671	1,412,463
Deductions	(87,093)	(76,747)	(373,284)	(287,795)

Total	358,553	318,269	1,406,387	1,124,668

22. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Personnel	(5,889)	(4,699)	(13,752)	(11,284)
Outside services	(7,165)	(4,969)	(32,825)	(19,823)
Connections	(5,433)	(4,153)	(27,967)	(25,889)
Rent, insurance and condominium fees	(1,984)	(1,257)	(9,658)	(6,840)
Interconnection	(32,027)	(27,064)	(125,214)	(104,020)
Taxes and contributions	(10,964)	(8,871)	(51,570)	(41,586)
Depreciation and amortization	(37,760)	(34,665)	(122,697)	(92,024)
Cost of products sold	(58,114)	(50,004)	(250,085)	(192,957)
Other	(2,206)	(2,013)	(8,627)	(6,244)

Total	(161,542)	(137,695)	(642,395)	(500,667)

23. SELLING EXPENSES

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Personnel	(4,987)	(4,477)	(22,548)	(16,046)
Supplies	(350)	(593)	(2,802)	(3,059)
Outside services	(25,559)	(16,619)	(128,656)	(89,349)
Rent, insurance and condominium fees	(1,742)	(897)	(5,114)	(3,662)
Taxes and contributions	(53)	(11)	(159)	(71)
Depreciation and amortization	(1,483)	(1,355)	(5,813)	(8,330)
Allowance for doubtful accounts	(8,407)	(4,010)	(38,346)	(24,805)
Other	(790)	(2,678)	(2,795)	(3,644)

Total	(43,371)	(30,640)	(206,233)	(148,966)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Personnel	(30,951)	(22,841)	(42,383)	(30,764)
Supplies	(1,172)	(870)	(2,671)	(2,287)
Outside services	(29,324)	(19,088)	(59,592)	(41,058)
Consulting - technology and management fee	(1,551)	(2,033)	(4,819)	(8,599)
Rent, insurance and condominium fees	(3,899)	(1,356)	(5,799)	(3,616)
Taxes and contributions	(1,627)	(1,088)	(2,135)	(1,210)
Depreciation and amortization	(10,183)	(7,207)	(21,617)	(12,930)
Other	(121)	(178)	(335)	(263)

Total	(78,828)	(54,661)	(139,351)	(100,727)

25. OTHER OPERATING INCOME (EXPENSES)

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Income:
Fines	3,756	2,990	16,421	12,474
Recovered expenses	178	247	493	247
Reversal of reserves	2,675	16	5,573	312
Other	32,506	20,509	7,779	2,255

Total	39,115	23,762	30,266	15,288

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Expenses:
Provision for contingencies	(628)	(45)	(962)	(178)
Telegoiás and NBT goodwill amortization	(1,171)	(1,171)	(1,171)	(1,171)
Taxes other than on income	(7,974)	(5,864)	(20,836)	(14,167)
Other	(1,576)	(2,829)	(5,807)	(9,689)

Total	(11,349)	(9,909)	(28,776)	(25,205)

26. FINANCIAL INCOME (EXPENSES)

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Income:
Interest and other	44,264	26,516	179,613	110,595
Exchange variations on assets (*)	56,098	1,481	71,794	1,712
Gains on derivatives	-	78,830	-	107,086
PIS/COFINS on financial income	(4,565)	(3,900)	(11,906)	(8,152)

Total	95,797	102,927	239,501	211,241

Expenses:
Interest and other	(29,390)	(66,836)	(62,799)	(108,540)
Monetary/exchange variations on
liabilities (*)	920	(106,073)	2,541	(166,629)
Losses on derivatives	(65,631)	-	(84,704)	-

Total	(94,101)	(172,909)	(144,962)	(275,169)

(*)	Reflects currency fluctuations on debt denominated in foreign currency, including transactions with BNDES linked to the basket of currencies - UMBNDES.

27. TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. The subsidiary TCO IP has tax losses without deferral of income and social contribution tax credits since no profit is expected. The income and social contribution tax effect on these losses has been recorded under “Unrecognized income and social contribution taxes” in the reconciliation of taxes on income below, in the amount of R$1,322. Deferred taxes are provided on temporary differences as shown in Note 8. Income and social contribution taxes charged to income comprise the following:

	Nine months ended September 30
	Company		Consolidated

	2003	2002	2003	2002

Income tax	(26,971)	(18,847)	(131,682)	(78,286)
Social contribution tax	(9,827)	(6,781)	(47,649)	(28,339)

Total	(36,798)	(25,628)	(179,331)	(106,625)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated

	2003	2002	2003	2002

Income before taxes	363,098	215,796	511,627	300,485

Income and social contribution taxes at combined statutory rate	(123,453)	(73,371)	(173,953)	(102,165)
Permanent additions:
Nondeductible expenses	(1,334)	(12,680)	(4,060)	(5,159)
Expired interest on capital	(624)	-	(793)	-
Permanent exclusions:
Equity pick-up	88,183	60,090	-	-
Other:
Unrecognized income and social
contribution taxes	3	-	(1,322)	-
Surtax difference	18	26	144	117
Other adjustments	409	307	653	582

Income and social contribution tax charges	(36,798)	(25,628)	(179,331)	(106,625)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which the Company and its subsidiaries are exposed include:

  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distributer network.

  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of increases in interest expenses as a result of an unfavorable upward trend in interest rates (LIBOR, CDI, UMBNDES and TJLP).

  Currency risk: related to debt contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. In relation to the Company’s customers, 73% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in the third quarter of 2003 represented 2.2% of gross revenue (0.7% in the third quarter of 2002). (*)

Credit risk from the sale of handsets is managed by adopting a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customers’ balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of the Company’s ERP system for consistent transactions. Delinquent receivables in the distributer network resulted in a provision reversal of 0.28% in the third quarter of 2003 (6.81% provision in the third quarter of 2002) of handset sales for the Company. (*)

(*)	Calculation of delinquent receivables:
(loss and allowance for delinquent receivables/gross revenues from services) * 100
(loss and allowance for delinquent receivables/gross revenues from sales of products) * 100

Interest rate risk

The Company is exposed to fluctuations in TJLP, CDI and UMBNDES (local indices) on financing from BNDES. As of September 30, 2003, these operations amounted to R$198,810.

A portion of foreign currency-denominated loans is also exposed to Libor interest rate risk associated with foreign loans. As of September 30, 2003, these operations amounted to US$51,868,000.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

The Company and its subsidiaries utilize derivative financial instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company’s net exposure to currency risk as of September 30, 2003 is shown in the table below:

Loans and financing	(75,219)
Hedge instruments	76,658

Net exposure - positive	1,439

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing, and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains

Loans and financing	(404,613)	(382,985)	21,628
Derivative instruments	(13,940)	(6,912)	7,028

Total	(418,553)	(389,897)	28,656

c) Market value of financial instruments

The market values of loans and financing, and swaps contracts were determined based on the discounted cash flows, using projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

29. POST-RETIREMENT BENEFIT PLANS (CONSOLIDATED)

The Company, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-TCO) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s by-laws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the Company individually sponsors a defined benefit plan - PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided for retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO Plan and 1.5% for the PAMA Plan.

For 99% of the Company’s employees, there is an individual defined contribution plan - the TCOPREV Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. The Company is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-TCO) were granted the option of migrating to the TCOPREV Plan. This option was extended to employees who did not participate in the PBS-TCO Plan, as well as to all new hires. The Company’s contributions to the TCOPREV Plan are equal to those of the participants, up to 8% of the contribution salary, according to the percentage chosen by the participant.

Through September 2003, the Company has contributed the amount of R$3 (R$12 in 2002) to the PBS-TCO Plan and R$3,008 (R$2,186 in 2002) to the TCOPREV Plan in the current year.

The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2002, the total liability recognized amounted to R$463.

30. CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of September 30, 2003, balances are as follows:

	Balances on date of merger	Company		Consolidated

		09.30.03	06.30.03	09.30.03	06.30.03

Balance sheet:
Merged goodwill	322,693	23,379	28,055	80,673	96,808
Merged reserve	(212,977)	(15,430)	(18,516)	(53,244)	(63,893)

Net effect equivalent to merged tax credit	109,716	7,949	9,539	27,429	32,915

	Periods ended

	09.30.03	06.30.03	09.30.03	06.30.03

Statement of operations:
Goodwill amortization	(14,027)	(9,351)	(48,404)	(32,269)
Reversal of reserve	9,258	6,171	31,947	21,298
Tax credit	4,769	3,180	16,457	10,971

Effect on net income	-	-	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the companies in the financial statements, the net amount of R$27,429 as of September 30, 2003 (R$32,915 as of June 30, 2003), which, in essence, represents the merged tax credit balance, was classified in the balance sheet as current and noncurrent assets under deferred taxes (Note 8).

31. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

(a)

Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

(b)	Receivables from affiliates refer to the repass of the Company’s administrative expenses to its subsidiaries.

(c)	Payables to affiliates refer to loans between the Company and its subsidiaries.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Assets:
Trade accounts receivable	2,745	5,380	-	-
Receivables from subsidiaries and affiliates	8,515	23	13,756	1,975
Loans and financing	5,870	-	-	-
Liabilities:
Trade accounts payable	5,905	520	37,598	2,333
Loans and financing	-	10,961	-	-

Statement of operations:
Revenue from telecommunications services	11,658	2,248	25,961	-
Cost of services provided	(4,075)	(3,888)	(3,289)	-
Selling expenses	(559)	-	(2,434)	-
General and administrative expenses	(4,879)	-	(7,564)	-
Financial expenses, net	(1,441)	(1,396)	-	-
Other operating income, net	31,084	20,247	-	-

32. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor the risks inherent in their activities. Accordingly, as of September 30, 2003, the companies had insurance to cover operating risks, civil liability, health, etc. The companies’ managements consider that the amounts are sufficient to cover possible losses. The main assets, liabilities or interests covered by insurance are as follows:

Types	Insured amounts

Operating risks	341,944
General civil liability	1,000
Vehicle fleet	77

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2003
(In thousands of Brazilian reais - R$)
(Unaudited)

	Company		Consolidated

ASSETS	09.30.03	06.30.03	09.30.03	06.30.03

CURRENT ASSETS
Cash and cash equivalents	146,133	45,272	995,819	722,939
Securities	-	147,054	-	223,522
Trade accounts receivable, net	96,179	82,344	367,232	278,815
Receivables from subsidiaries and affiliates	23	23	-	-
Inventories	8,117	7,382	46,084	35,462
Deferred and recoverable taxes	45,908	44,682	111,592	115,313
Prepaid expenses	1,693	1,412	7,000	5,184
Other	4,264	3,798	10,701	8,789

	302,317	331,967	1,538,428	1,390,024

NONCURRENT ASSETS
Deferred and recoverable taxes	7,171	8,890	31,771	29,052
Receivables from affiliates	5,870	-	-	-
Other	55,950	56,250	56,778	59,810

	68,991	65,140	88,549	88,862

PERMANENT ASSETS
Investments	1,284,469	1,193,244	4,978	5,368
Property, plant and equipment, net	225,871	226,508	857,253	868,613

Deferred charges, net	-	-	28,114	29,249
	1,510,340	1,419,752	890,345	903,230

TOTAL ASSETS	1,881,648	1,816,859	2,517,322	2,382,116

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY	09.30.03	06.30.03	09.30.03	06.30.03

CURRENT LIABILITIES
Payroll and related accruals	8,196	6,256	14,853	11,112
Trade accounts payable	63,049	40,810	233,972	133,229
Taxes payable	31,150	24,769	124,799	100,667
Loans and financing	44,338	101,387	153,745	262,670
Interest on capital and dividends payable	14,319	14,287	20,484	20,469
Derivatives	6,185	8,139	10,252	12,233
Other	5,549	5,019	19,012	17,408

	172,786	200,667	577,117	557,788

LONG-TERM LIABILITIES
Loans and financing	55,515	68,619	250,868	256,424
Loans from affiliates	-	10,961	-	-
Taxes payable	-	-	7,757	6,418
Reserve for contingencies	102,594	99,383	104,368	101,054
Derivatives	2,935	3,581	4,524	3,628
Other	672	672	672	938

	161,716	183,216	368,189	368,462

MINORITY INTEREST	-	-	24,870	22,890

SHAREHOLDERS' EQUITY
Capital	570,095	570,095	570,095	570,095
Capital reserves	114,381	114,381	114,381	114,381
Profit reserves	322,165	322,165	322,165	322,165
Retained earnings	589,667	475,497	589,667	475,497

Treasury shares	1,547,146	1,432,976	1,547,146	1,432,976

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,881,648	1,816,859	2,517,322	2,382,116

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)
(Unaudited)

	Company		Consolidated

	2003	2002	2003	2002

GROSS REVENUE
Telecommunication services	398,085	348,123	1,546,065	1,230,609
Sales of products	47,561	46,893	233,606	181,854

	445,646	395,016	1,779,671	1,412,463

Deductions	(87,093)	(76,747)	(373,284)	(287,795)

NET OPERATING REVENUE	358,553	318,269	1,406,387	1,124,668

Cost of services provided and products sold	(161,542)	(137,695)	(642,395)	(500,667)

GROSS PROFIT	197,011	180,574	763,992	624,001

OPERATING INCOME (EXPENSES)
Selling expenses	(43,371)	(30,640)	(206,233)	(148,966)
General and administrative expenses	(78,828)	(54,661)	(139,351)	(100,727)
Other operating expenses	(11,349)	(9,909)	(28,776)	(25,205)
Other operating income	39,115	23,762	30,266	15,288
Equity pick-up	259,367	176,735	-	-

	164,934	105,287	(344,094)	(259,610)

INCOME BEFORE FINANCIAL INCOME (EXPENSES)	361,945	285,861	419,898	364,391

Financial expenses	(94,101)	(172,909)	(144,962)	(275,169)
Financial income	95,797	102,927	239,501	211,241

INCOME FROM OPERATIONS	363,641	215,879	514,437	300,463

Nonoperating income (expenses), net	(543)	(83)	(2,810)	22

INCOME BEFORE TAXES	363,098	215,796	511,627	300,485

Provision for income and social contribution taxes	(36,798)	(25,628)	(179,331)	(106,625)
Reversal of interest on capital	-	40,000	-	40,811
Minority interest	-	-	(5,996)	(4,503)

NET INCOME	326,300	230,168	326,300	230,168

EARNINGS PER THOUSAND SHARES - R$	0.87	0.62

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data) (Unaudited)

	Company		Consolidated

	2003	2002	2003	2002

GROSS REVENUE
Telecommunication services	131,770	123,760	537,290	451,743
Sales of products	20,384	17,629	99,872	63,867

	152,154	141,389	637,162	515,610
Deductions	(29,562)	(27,822)	(132,574)	(107,314)

NET OPERATING REVENUE	122,592	113,567	504,588	408,296

Cost of services provided and products sold	(52,183)	(50,744)	(221,641)	(182,108)

GROSS PROFIT	70,409	62,823	282,947	226,188
OPERATING INCOME (EXPENSES)
Selling expenses	(15,378)	(9,311)	(76,861)	(47,450)
General and administrative expenses	(26,293)	(20,335)	(49,865)	(36,765)
Other operating expenses	(4,400)	(3,384)	(11,262)	(8,056)
Other operating income	11,042	6,968	11,273	5,119
Equity pick-up	91,525	59,737	-	-

	56,496	33,675	(126,715)	(87,152)

INCOME BEFORE FINANCIAL INCOME (EXPENSES)	126,905	96,498	156,232	139,036

Financial expenses	(7,920)	(88,244)	(19,970)	(138,436)
Financial income	8,800	67,116	47,946	111,167
INCOME FROM OPERATIONS	127,785	75,370	184,208	111,767
Nonoperating income (expenses), net	(1,166)	(1,521)	(3,850)	11,059

INCOME BEFORE TAXES	126,619	73,849	180,358	122,826
Provision for income and social contribution taxes	(12,449)	(4,904)	(64,114)	(52,325)
Reversal of interest on capital	-	-	-	(30)
Minority interest	-	-	(2,074)	(1,526)

NET INCOME	114,170	68,945	114,170	68,945

EARNINGS PER THOUSAND SHARES - R$	0.31	0.18

The accompanying notes are an integral part of these financial statements.

VIVO, THE LARGEST WIRELESS GROUP IN SOUTH AMERICA, ANNOUNCES THIRD QUARTER 2003 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Director of Investor relations:	Luis André Carpintero Blanco

Brasília - Brazil, October 28, 2003 - Tele Centro Oeste Celular Participações S.A. - TCO (BOVESPA: TCOC3 (ON)/TCOC4 (PN); NYSE: TRO) discloses its results for the third quarter for 2003. The closing share prices as of October 27, 2003 were: TCOC3: R$16.47 / 1,000 shares, TCOC4: R$7.82 / 1,000 shares and TRO: US$8.18 / ADR (1 ADR = 3,000 PN shares). TCO is the holding company that controls six cellular operators, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A., as well as a company which offers solutions in the IP (Internet Protocol) data services market, via TCO IP. TCO operates in the Federal District of Brazil and in eleven Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering 5.8 million square kilometers with 31.2 million people, representing approximately 18% of the Brazilian population.

The following financial and operating information is presented on a consolidated basis in the form required by corporate law, except where otherwise indicated. For comparison purposes, the references to Region I (sub-ranges of the B frequencies) and Region II (sub-ranges of A frequencies) as Area 8 and Area 7 were maintained, under the Authorization Terms for the Personal Mobile Service (SMP).

HIGHLIGHTS

Tele Centro Oeste Celular

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Net Operating Revenue	504.6	488.7	3.3%	408.3	23.6%
Net Operating Revenue from Services	425.6	421.1	1.1%	357.8	18.9%
Net Operating Revenue from Products	79.0	67.6	16.9%	50.5	56.4%
Total Operating Costs (not including depreciation and amortization)	(293.8)	(291.4)	0.8%	(231.5)	26.9%
EBITDA	210.8	197.3	6.8%	176.8	19.2%
EBITDA Margin (%)	41.8%	40.4%	1.4p.p.	43.3%	-1.5
Depreciation and Amortization	(54.6)	(48.9)	11.7%	(37.8)	44.4%
EBIT	156.2	148.4	5.3%	139.0	12.4%
Net Income	114.2	119.9	-4.8%	68.9	65.7%
Earnings per share (R$ per thousand shares)	0.31	0.32	-3.1%	0.18	72.2%
Earnings per ADR (R$)	0.93	0.95	-2.1%	0.55	69.1%
Number of shares (billions)	373.4	373.4	0.0%	372.9	0.1%
Investments (accumulated)	116.9	70.0	n.a.	113.2	3.3%
Quarterly Investment as % of Revenues	8.3%	8.0%	0.3p.p.	8.7%	-0.4
Operating Cash Flow	163.8	158.4	3.4%	141.5	15.8%

Customers (thousands)	3,593	3,330	7.9%	2,851	26.0%
Post-paid	916	892	2.7%	790	15.9%
Pre-paid	2,677	2,438	9.8%	2,061	29.9%
SAC (R$)	77	131	-41.2%	134	-42.5%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA - quarterly investments.
SAC - Cost of customer acquisition = (70% marketing expenses + cost of distribution network + handset subsidies) / gross additions.
The figures are subject to differences resulting from rounding

Basis for Reporting Results in the Quarter
  The criteria used for calculation of the main efficiency indexes of the business were unified with the other “VIVO” companies, resulting in the adjustment of 3Q02 data for comparison purposes:
    The Churn Rate is now calculated using the following formula (Churn Rate = number of cancellations / average number of customers in the period). The formula formerly used considered Churn Rate = number of cancellations/(average number of customers at period start + gross number of additions in the period).
    ARPU: adjusted based on the reclassification of the Fust/Funttel from revenue deductions to operating expense.
    SAC now considers 70% of the marketing expenses (previously considered 100%) and Fistel is no longer considered.
  As a result of the reclassification of Fust/Funttel from revenue deductions to operating expense, the historic data concerning net operating revenue, operating expenses and EBITDA margin were adjusted to allow comparisons. Employee profit sharing is now recorded as operating expense, which resulted in a change of 3Q02 amounts for purposes of comparison.
  On July 6, 2003, the operators implemented the long distance Carrier Selection Code (Código de Seleção de Prestadora - “CSP”) used by customers to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal - “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3 calls, and now receive interconnection revenues from the use of their networks in those calls.
  Additionally, the Bill & Keep rules were adopted for interconnection charges in July 2003. The rules establish that payments between the companies involving SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

Public Offering and Incorporation of Shares
  On August 21, 2003, in compliance with an August 12, 2003 decision of CVM, TCO announced its intention of continuing the incorporation process of its shares into TCP. Under the applicable legislation, the incorporation of shares will be effective after the end of the public offering for acquisition of common shares issued by the Company.
  On September 30, 2003, the public share offering was duly registered with CVM.
  On October 9, 2003, TCO announced the beginning of the public offering for its common shares, which was part of the process of the acquisition of the Company’s control by TCP. The period for subscription to the public offering started on October 9, 2003 and will end on November 11, 2003. It will be followed by an auction, scheduled to take place on November 18, 2003. The subsequent phases of the incorporation will be disclosed thereafter.

VIVO
  On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Centro Oeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A., which now operate under the brand name “VIVO”.
  Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.
  “VIVO” was considered as “Top of Mind” in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brands in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS
  26.0% growth in customer base compared with 3Q02.
  15.9% growth in post-paid customer base compared with 3Q02, resulting from strong promotional, retention and customer loyalty campaigns.
  Intense commercial activity, resulting in a net addition of 263,000 new users.
  23.6% increase in net operating revenue compared with 3Q02.
  18.9% increase in net revenues from services compared with 3Q02, resulting from an increase in the customer base.
  56.4% increase in net revenues from products compared with 3Q02, resulting from an increase in gross additions.
  41.8% EBITDA margin, 1.4% higher than in 2Q03.
  53.7% EBITDA Margin not including products.
  Increase of 15.8% in operating cash flow compared with 3Q02, indicating that the Company generates enough operating cash to maintain its investments.

OPERATING PERFORMANCE

Operating Data - TCO - Area 7

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	2,902	2,688	8.0	2.301	26.1%
Post-paid	771	747	3.2	653	18.1%
Pre-paid	2,131	1,941	9.8	1,648	29.3%
Analog	39	46	-15.2%	64	-39.1%
Digital	2,863	2,642	8.4	2,237	28.0%
Estimated market share (%)	68.5%	69.7%	-1.2 p.p.	75.5%	-7.0p.p.
Net additions (thousands)	214	127	68.5	102	109.8%
Post-paid	24	31	-22.6%	28	-14.3%
Pre-paid	190	96	97.9	74	156.8%
Churn in the quarter (%)	6.1%	6.0%	0.1 p.p.	4.7%	1.4 p.p.
ARPU (in R$/month)	41.5	44.2	-6.1%	43.3	-4.2%
Post-paid	85.8	92.7	-7.4%	92.3	-7.0%
Pre-paid	25.1	25.6	-2.0%	23.9	5.0%
Total MOU (minutes)	103.8	105.2	-1.3%	112.7	-7.9%
Post-paid	188.6	201.2	-6.3%	218.4	-13.6%
Pre-paid	71.3	67.1	6.3	69.3	2.9%
Employees	1,216	1,239	-1.9%	1,145	6.2%
Customers/Employee	2,387	2,169	10.1	2,010	18.8%

Operating Data - NBT - Area 8

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	691	642	7.6%	550	25.6%
Post-paid	145	145	0.0%	137	5.8%
Pre-paid	546	497	9.9%	413	32.2%
Estimated market share (%)	33.0%	33.1%	-0.1p.p.	36.6%	-3.6 p.p.
Net additions (thousands)	49	25	96.0%	49	0.0%
Post-paid	0	1	n.a.	13	n.a.
Pre-paid	49	24	104.2%	36	36.1%
Churn in the quarter (%)	7.9%	8.5%	-0.6p.p.	5.3%	2.6 p.p.
ARPU (in R$/month)	38.7	39.3	-1.5%	41.3	-6.3%
Post-paid	95.3	94.8	0.5%	89.2	6.8%
Pre-paid	23.1	22.9	0.9%	25.6	-9.8%
Total MOU (minutes)	95.8	101.3	-5.4%	111.6	-14.2%
Post-paid	199.8	223.1	-10.4%	231.3	-13.6%
Pre-paid	66.5	64.7	2.8%	71.5	-7.0%
Employees	378	384	-1.6%	342	10.5%
Customers/Employee	1,828	1,672	9.3%	1,608	13.7%

Customer Base
  According to ANATEL’s data, TCO was responsible for 47.6% of the net additions in its operating states, with a share of 55.9% in the net additions in Area 7 and 28.9% in Area 8.
  The customer base increased significantly in 3Q03 compared with 3Q02: 26.0%. The period ended with 3.6 million customers.
  In 3Q03, TCO was responsible for a net addition of 214,000 customers in Area 7 and 49,000 in Area 8.
  In Area 7, TCO remained as market leader with an estimated market share of 68.5%, while in Area 8 NBT has an estimated market share of 33.0%.
  At the end of 3Q03, 98.7% of the cellular handsets in Area 7 were digital. The number of analog handsets decreased by 39.1% vrs. 3Q02. Since the beginning of its operations, NBT has operated with 100% digital technology.

Technology
  TCO currently uses TDMA technology to provide wireless telecommunication services. After the consolidation of the Joint Venture between Telefónica Móviles and Portugal Telecom in April 2003, the Company has concentrated its efforts on the selective implementation of a new overlapping network using CDMA technology (1xRTT), on the expansion of the TDMA network coverage and on the development of new services.
  In line with the plans to expand and modernize its system, TCO ended 3Q03 with 911 Radio Base Stations and 25 Switches.
  On October 29, 2003, TCO starts the operation of high speed data transmission using 1xRTT technology in the Federal District and, later on, this coverage will be expanded.

Average Net Revenue per User

The Blended ARPU obtained by TCO decreased 4.4% compared with 3Q02, reaching R$41.0. The post-paid ARPU fell 4.9% and the pre-paid ARPU increased 2.1%. In 3Q03, the ARPUs were affected by the introduction of the new SMP rules, as described above, as well as by the increase of 26.0% in the customer base.

Minutes of Use per User	The Blended MOU decreased 9.1% compared with 3Q02, reaching 102.3 minutes per user in 3Q03. The post-paid MOU fell 13.7% and the pre-paid MOU increased 0.9%.

Wireless Data Transmission

In 3Q03, TCO maintained its focus on data transmission services and implemented a number of publicity campaigns, with special attention to messaging services, generating a growth in the number of customers who use this service.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03	Δ%	3Q02	Δ%

Subscription charges	38.8	36.0	7.8%	30.1	28.9%
Usage charges	279.3	291.7	-4.3%	246.7	13.2%
Domestic	275.2	278.1	-1.0%	235.1	17.1%
AD	3.6	9.3	-61.3%	6.9	-47.8%
DSL	0.5	4.3	-88.4%	4.7	-89.4%
Network usage charges	206.5	198.4	4.1%	171.1	20.7%
Other service charges	12.7	6.1	108.2%	3.8	234.2%
Revenue from telecommunications services	537.3	532.2	1.0%	451.7	19.0%
Sales of products (handsets and accessories)	99.9	85.4	17.0%	63.9	56.3%
Total gross operating revenue	637.2	617.6	3.2%	515.6	23.6%
Total deductions from gross operating revenue	(132.6)	(128.9)	2.9%	(107.3)	23.6%
Net operating revenue	504.6	488.7	3.3%	408.3	23.6%
Net revenue from services	425.6	421.1	1.1%	357.8	18.9%
Net revenue from product sales	79.0	67.6	16.9%	50.5	56.4%

Net Operating Revenue	TCO’s net operating revenue grew by 3.3% as a result of the 7.9% increase in its total customer base and a greater utilization of telecommunication services.

Net Revenue from Services
  Net operating revenue from services increased by 1.1% compared with 2Q03, mainly resulting from the 7.9% growth in the customer base.
  Compared with 2Q03, service usage revenues decreased 4.3% and interconnection revenues increased 4.1% as a result of the growth in the customer base and of the impact of the new SMP rules determining that domestic long-distance calls now generate network usage (interconnection) revenues. The negative impact of the implementation of the CSP and Bill & Keep rules for TCO was approximately 5% of net revenue from services.

Net Revenue from Products	Net revenue from product sales increased 16.9% compared with 2Q03, as a result of the Company’s intense commercial activity in the period.

Operating Costs

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Personnel	(29.9)	(26.1)	14.6%	(20.1)	48.8%
Cost of services rendered	(76.7)	(90.8)	-15.5%	(73.9)	3.8%
Leased lines	(9.7)	(9.7)	0.0%	(7.9)	22.8%
Interconnection	(28.1)	(49.1)	-42.8%	(37.8)	-25.7%
Rent/Insurance/Condominium fees	(3.6)	(3.4)	5.9%	(2.0)	80.0%
Fistel and other taxes	(22.0)	(15.7)	40.1%	(15.1)	45.7%
Outside services	(11.1)	(9.3)	19.4%	(8.7)	27.6%
Other	(2.2)	(3.6)	-38.9%	(2.4)	-8.3%
Cost of products sold	(96.5)	(92.9)	3.9%	(72.7)	32.7%
Commercial expenses	(66.1)	(59.6)	10.9%	(40.5)	63,2%
Provision for doubtful accounts	(13.9)	(14.9)	-6.7%	(3.7)	275.7%
Marketing	(10.5)	(11.5)	-8.7%	(8.7)	20.7%
Commissions	(17.5)	(13.4)	30.6%	(8.8)	98.9%
Outside services	(17.4)	(12.8)	35.9%	(13.2)	31.8%
Other	(6.8)	(7.0)	2.9%	(6.1)	11.5%
General and administrative expenses	(24.6)	(24.6)	0.0%	(21.5)	14.4%
Other operating income (expenses)	-	2.6	n.a.	(2.8)	n.a.
Total operating costs before depreciation and amortization	(293.8)	(291.4)	0.8%	(231.5)	26.9%
Depreciation and amortization	(54.6)	(48.9)	11.7%	(37.8)	44.4%
Total operating costs	(348.4)	(340.3)	2.4%	(269.3)	29.4%

Operating Costs

Total operating costs were R$348.4 million in 3Q03. There was a 0.8% increase in operating costs before depreciation and amortization as a result of the growth in commercial expenses and in cost of products sold.

Cost of Services Rendered

As for revenue, the cost of service rendered also was impacted by the Bill & Keep and CSP during 3Q03, decreasing 15.5% compared to 2Q03. The cost of services rendered increased 3.8% compared with 3Q02, mainly due to increases in outside services and in the Fistel tax.

Cost of Products Sold	Cost of products sold by TCO grew by 3.9% compared to 2Q03, due to the Company’s intense commercial activity, resulting in a 73.0% increase in the number of net additions in the period.

Commercial Expenses	Commercial expenses increased 10.9% compared with 2Q03, mainly due to the increase in expenses for commissions paid to dealers, which are proportional to gross additions.

Delinquencies

The delinquency rate reached 2.2% of gross operating revenue, 2 percentage points less than in 2Q03. In 3Q02, the provision for doubtful accounts was positively affected by agreements made with other operators, which resulted in a reversal of approximately R$7 million and impacted the bad debt rate that was 0.9% of gross operating revenue. TCO has been making an effort to maintain the quality of its post-paid customer base, as well as to maintain its credit control strategy for retailers and corporate clients adopted by the “VIVO” Group.

General and Administrative Expenses	General and administrative remained stable compared to 2Q03.

EBITDA
  TCO’s EBITDA increased 6.8% compared with 2Q03, which shows that the Company was more efficient in generating cash using its operating assets. The EBITDA margin in the period was 41.8%, which is 1.4% higher than in 2Q03.
  Excluding the effect of handset sales, the EBITDA would be R$228.4 million and the margin would be 53.7%.

Depreciation

Depreciation and amortization expenses were R$54.6 million for the quarter. Depreciation is calculated using the straight-line method, which considers the useful life of the assets. The variation compared with 3Q02 is mainly a result of the adjustment in the amortization of NBT’s license over its concession term, as well as the investments made.

Financial Items

R$ million	3Q03	2Q03	Δ%	3Q02	Δ%

Financial Income	48.0	113.7	-57.8%	111.3	56.9
Exchange variation	(6.3)	-	n.a.	-	n.a.
Gains from derivatives	-	-	n.a.	83.2	n.a.
Other financial income	56.6	119.3	-52.6%	36.3	55.9
Less- PIS/Cofins on financial income	(2.3)	(5.6)	-58.9%	(8.2)	-72.0%
Financial Expense	(20.0)	(74.4)	-73.1%	(138.6)	-85.6%
Exchange variation	0.4	2.1	-81.0%	(111.0)	n.a.
Other financial expenses	(17.8)	(19.7)	-9.6%	(27.6)	-33.5%
Losses from derivatives	(2.6)	(56.8)	-95.4%		n.a.

Net financial income (expense)	28.0	39.3	-28.8%	(27.3)	n.a.

Financial Results

TCO’s net financial result compared with 2Q03 mainly reflected the reduction in interest income due to the liquidation of debentures, whose rate, in 2Q03, was the CDI + 2%. The resulting cash was reinvested at a rate of 100% of the CDI. The CDI average rate in 3Q03 was 23.15, which represents 3 percentage points less than 2Q03 and also had other effects on the other financial items in the quarter.

Loans and Financing

R$ million	Sept. 30, 2003

	Denominated in foreign currency	Denominated in R$
Financial institutions	219.9	184.7

Total	219.9	184.7

R$ million	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002

Short-term	(153.7)	(262.7)	(352.0)
Long-term	(250.9)	(256.4)	(343.7)

Total Indebtedness	(404.6)	(519.1)	(695.7)

Cash and temporary investments	995.8	722.9	119.0
Securities/Debentures, net	-	223.5	681.9
Derivatives	(13.9)	(14.4)	93.1

Net excess (positive)	(577.3)	(412.9)	(198.3)

Schedule for Payment of Long-term debt

R$ million	Denominated in foreign currency	Denominated in R$
2004	21.5	12.3
2005	41.1	49.5
2006	41.1	42.1
After 2006	-	43.3

Total	103.7	147.2

Net Debt

On September 30, 2003, TCO’s total debt was R$404.6 million (R$519.1 million on June 30, 2003), of which 54.3% was denominated in foreign currency (92.1% in U.S. dollars and 7.9% in a basket of currencies - BNDES index). The U.S. dollar denominated debt was 100% protected by derivative contracts at the end of the period. Considering the total amount denominated in foreign currency, including the BNDES index, 99% was hedged by derivative operations. This indebtedness was offset by the resources available in cash (R$9.7 million) and temporary cash investments (R$986.1 million), as well as assets and liabilities for derivatives (R$13.9 million payable), resulting in a net cash position of R$577.3 million, which distinguishes TCO for its financial flexibility.

Investment

During the nine months ended September 30, 2003, R$116.9 million was invested in property, plant & equipment, mainly in projects aiming to improve and expand the capacity of services rendered by the Company. The period was also marked by investments related to the implementation of a new overlapping network of CDMA technology (1xRTT).

The tables below include:
Table 1: Statement of Consolidated Results of TCO.
Table 2: Consolidated Balance Sheet of TCO.

Contact person:	Fabiola Michalski - RI fmichalski@vivo.com.br (+55 11) 5105-1207	More information is available at http://www.tco.com.br/vivo

This report contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the company’s management, as forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the company. Accordingly, the actual results of company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TCO

(Corporate Law)

R$ million	3Q03	2Q03	3Q02	YTD
				Sept. 03	Sept. 02

Gross operating revenue	637.2	617.6	515.6	1,779.7	1,412.4
Deductions from gross revenue	(132.6)	(128.9)	(107.3)	(373.3)	(287.9)
Net operating revenue from services	425.6	421.1	357.8	1.222.5	980.4
Net revenue from products	79.0	67.6	50.5	183.9	144.1
Net operating revenue	504.6	488.7	408.3	1,406.4	1,124.5
Operating costs	(293.8)	(291.4)	(231.5)	(836.4)	(646.8)
Personnel	(29.9)	(26.1)	(20.1)	(78.7)	(58.1)
Cost of services rendered	(76.7)	(90.8)	(73.9)	(255.9)	(204.3)
Cost of products sold	(96.5)	(92.9)	(72.7)	(250.0)	(193.0)
Selling expenses	(66.1)	(59.6)	(40.5)	(177.9)	(124.6)
General and administrative expenses	(24.6)	(24.6)	(21.5)	(75.4)	(57.0)
Other operating income (expenses)	-	2.6	(2.8)	1.5	(9.8)
Earnings before interest, taxes and depreciation and amortization - EBITDA	210.8	197.3	176.8	570.0	477.7
Depreciation and amortization	(54.6)	(48.9)	(37.8)	(150.1)	(113.3)
Earnings before interest and taxes - EBIT	156.2	148.4	139.0	419.9	364.4
Net financial items	28.0	39.3	(27.3)	94.5	(63.9)
Operating profit	184.2	187.7	111.7	514.4	300.5
Nonoperating income/expenses	(3.8)	(4.9)	11.1	(2.8)	-
Net profit before taxes	180.4	182.8	122,8	511.6	300.5
Income and social contribution taxes	(64.1)	(60.8)	(52,3)	(179.3)	(106.6)
Minority interest	(2.1)	(2.1)	(1.5)	(6)	(4.5)
Reversal of Interest on own capital	-	-	(0.1)	-	40.8
Net profit for the period	114.2	119.9	68.9	326.3	230.2

TABLE 2: CONSOLIDATED BALANCE SHEET OF TCO
(Corporate Law)

R$ million
	Sept. 30, 2003	June 30, 2003
ASSETS
Current assets	1,538	1,390

Cash and equivalents	996	723
Net accounts receivable	367	279
Securities	-	224
Inventories	46	35
Deferred and recoverable taxes	112	115
Prepaid expenses	7	5
Derivative transactions	1	1
Other current assets	9	8

Noncurrent assets	89	89

Tax incentives	-	4
Deferred and recoverable taxes	32	29
Derivative transactions	1	1
Other	56	55

Permanent assets	890	903

Investments	5	5
Net property, plant & equipment	857	869
Deferred charges	28	29

Total assets	2,517	2,382

TABLE 2: CONSOLIDATED BALANCE SHEET OF TCO
(Corporate Law)

R$ million
	Sept. 30, 2003	June 30, 2003
LIABILITIES AND EQUITY
Current liabilities	577	558

Personnel, taxes and benefits	15	11
Suppliers and consignments	230	131
Taxes, fees and contributions	125	101
Interest on own capital and dividends	20	20
Loans and financing	154	263
Derivative transactions	10	12
Deferred revenue	8	9
Profit sharing	4	2
Other liabilities	11	9

Long-term liabilities	368	368

Loans and financing	251	256
Reserve for contingencies	104	101
Taxes, fees and contributions	8	6
Derivative transactions	4	4
Other liabilities	1	1

Minority interest	25	23

Net equity	1,547	1,433

Capital stock	570	570
Capital reserves	114	114
Income reserves	322	322
Retained earnings	590	476
Treasury stock	(49)	(49)

Total liabilities and equity	2,517	2,382

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.